U.S  y

12063162

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 68642

REPORT FOR THE PERIOD BEGINNING 03/02/2011 (MMDDYYYY) AND ENDING 12/31/2011 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

Langdon P. Cook Government Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 Park Avenue, 22nd Floor
(No. and Street)

New York, (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Petrocelli (212)661-9292
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

WeiserMazars, LLP

135 West 50th Street (Address) New York (City) N.Y. (State) 10020



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Robert Petrocelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Langdon P. Cook Government Securities LLC, as of December 31, in the year 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

2-21-12

YDARIAN CASTILLO
Notary Public, State of New York
Qualified in Bronx County
No. 01CA6224217
My Commission Expires 06-28-2014

This report * * contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

Langdon P. Cook Government Securities, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	44,674
Certificate of deposit, restricted		84,364
Receivable from brokers-dealers and clearing organizations		475,405,744
Securities owned, at fair value		4,699,743,299
Securities purchased under agreements to resell		1,042,907,750
Interest receivable		22,483,197
Property and equipment, at cost, less accumulated depreciation and amortization of $44,096		3,508
Other assets		6,601
	$	6,240,679,137
Liabilities and Members' Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	1,541,817,020
Securities sold under agreements to repurchase		4,664,609,841
Accrued expenses and other liabilities		2,323,553
Interest payable		3,369,362
		6,212,119,776
Commitments and contingencies		
Members' equity:		
Class "A" members		28,559,361
	$	6,240,679,137

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Langdon P. Cook Government Securities, LLC, (the "Company"), was organized in the state of Delaware, as a limited liability company. On March 2, 2011, the Company was approved for membership in the Financial Industry Regulatory Authority and has become a registered government securities broker-dealer under the provisions of the Securities Exchange Act of 1934. As such, the Company is subject to the liquid capital requirements of Rule 17 CFR 402.2 of the Department of Treasury. The Company was formerly a closed-end investment company.

Pursuant to the terms of the operating agreement dated March 30, 2001, the Company will operate in perpetuity unless terminated by the members. No member of the Company is personally liable for any indebtedness, liability, or obligation of the Company by reason of being such a member.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned, Securities Sold Not Yet Purchased and Open Contractual Commitments
Securities owned, securities sold not yet purchased, and open contractual commitments (principally financial futures) are recorded at fair value in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820 *Fair Value Measurements and Disclosures,* and the resulting unrealized gains or losses are reflected in principal transactions.

Securities transactions and the related trading gains and losses are recorded on a trade-date basis, as if the trade has settled.

Investments in United States government obligations are valued at the last closing bid price if held long and at the last closing asked price if held short.

The Company may sell a security it has not yet purchased in anticipation of a decline in the fair value of that security. When the Company sells a security it has not yet purchased, it must borrow the security and deliver it to the broker-dealer through which it made the sale. A gain limited to the price at which the Company sold the security it has not yet purchased, or a loss, unlimited in size, will be recognized upon termination of such a sale.

Repurchase and Resale Agreements
Repurchase and resale agreements are carried at the amount at which the securities will be subsequently reacquired or resold as specified in the respective agreements. Due to the short-term nature of these agreements, the amount at which they are carried is deemed to approximate fair value. It is the Company's policy to obtain control or take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related receivable on resale agreements, including accrued interest, and requests additional collateral where deemed appropriate. The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Interest on such contract amounts is accrued and is included in the statement of financial condition in interest receivable and payable.

The fair values, including accrued interest, at December 31, 2011, of the collateral for repurchase and resale agreements are as follows:

	Fair Value
Securities purchased under agreements to resell	$ 1,043,944,086
Securities sold under agreements to repurchase	$ 4,682,279,931

Financial Futures Contracts
The Company invests in financial futures contracts for trading purposes and to hedge its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Financial futures contracts are carried at fair value. Upon entering into financial futures contracts, the Company is required to pledge to the broker an amount of cash, U.S. government securities, or other assets, equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin," are made or received by the Company each day, depending on the daily fluctuations in fair value of the underlying security. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions as a hedge involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets. (See Note 13)

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed over the shorter of the lease terms or the estimated useful lives of the improvements.

Income Taxes
The Company is a limited liability company and, as such, is treated as a partnership for Federal income tax purposes. Consequently, the Company is not subject to Federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC No. 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Generally, the Company's U.S. tax returns are subject to examination by Federal, State and local authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed.

3. Fair Value Measurements

FASB's ASC No. 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC No. 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Pricing inputs are inputs (other than quoted prices included within level 1), that are observable for the asset or liability, either directly or indirectly.

Level 3 Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table summarizes the valuation of the Company's assets and liabilities by the fair value hierarchy as described above as of December 31, 2011:

Description	Classification	Total	Level 1
Securities Owned:			
U.S. government obligations	Assets	$ 4,699,743,299	$ 4,699,743,299
Securities purchased under agreements to resell	Assets	1,042,907,750	1,042,907,750
Futures contracts (Note 4)	Assets	(1,937,846)	(1,937,846)
Total		$ 5,740,713,203	$ 5,740,713,203
Securities sold, not yet purchased:			
U.S. government obligations	Liability	$ 1,541,817,020	$ 1,541,817,020
Securities sold under agreements to repurchase	Liability	4,664,609,841	4,664,609,841
Total		$ 6,206,426,861	$ 6,206,426,861

The Company held no Level 2 or Level 3 securities at December 31, 2011.

4. Receivable from Brokers-Dealers and Clearing Organizations

Receivable from brokers-dealers and clearing organizations results from the Company's securities transactions. Amounts receivable from brokers-dealers and clearing organizations at December 31, 2011, consist of the following:

Receivable from broker-dealer	$ 11,457,749
Open trade equity on futures contracts	(1,937,846)
Securities not yet due for settlement	465,885,841
	$ 475,405,744

5. Related Party

The Company pays an advisory fee to a director. The advisory fee amounted to $37,500.

6. Derivative Financial Instruments

Financial instruments owned by the Company and/or designated as a fair value hedge (the value of which is based upon an underlying asset, index, or reference rate) and used for risk management purposes, include interest rate financial futures contracts and U.S. Treasury financial futures contracts. The resulting liability on open trade equity is included in and classified with receivable from brokers-dealers and clearing organizations.

The open trade equity at fair value of derivative instruments on the statement of financial condition at December 31, 2011, consists of the following:

Derivative	Contracts	Expiration	Notional Amounts	Open Trade Equity
Interest rate futures contracts	2,152	1-2 years	$ (895,429,000)	$ 153,830
U.S. Treasury futures contracts	8,166	1-3 months	(1,695,764,000)	(2,091,676)
			$ (2,591,193,000)	$ (1,937,846)

7. Principal Transactions

All principal transactions are a result of the Company trading for its own account.

8. Note Receivable

On April 4, 2010, the Company entered into a loan agreement with a related party which provided for a promissory note receivable in the principal amount of $25 million. The note accrued interest at 0.64% per annum and was payable annually in arrears. The note and accrued interest was repaid on August 19, 2011.

9. Capital Withdrawal

On August 22, 2011, the two Class "A" members withdrew approximately $25.2 million of capital.

10. Class "A" and Class "B" Members

Class "A" and Class "B" members share similar rights. At December 31, 2011, there were no Class "B" membership interests outstanding.

11. Leased Employees

The Company has an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employees and employee benefits to the Company through a leased employee/co-employer arrangement, whereby the former employees of the Company became the employees of ADP TotalSource and are leased back to the Company for a fee.

12. Money Purchase Pension Plan and 401(k) Plan

Money Purchase Pension Plan
The Company sponsors a money purchase pension plan. The contribution under the money purchase pension plan is 10% of compensation, as defined by the plan. The plan is funded through a separate trust account. The plan covers all of the Company's leased employees following the completion of one year of employment. Participants become fully vested after the completion of one year of service.

Forfeitures may be used to reduce future Company contributions to the money purchase pension plan.

401(k) and Profit Sharing Plan
The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees following the completion of six months of service and provides for participants to defer salary up to statutory limitations. Although not required, the Company may make a discretionary contribution in the form of a profit sharing and/or matching contribution.

13. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary.

The Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at December 31, 2011, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

The Company's trading activities include the purchase and sale of futures contracts. These transactions are recorded on a net-equity basis in the trading accounts carried by other brokers and dealers. At December 31, 2011, the total of open contractual commitments on short positions, at contracted amounts, was approximately $2,589,255,000.

The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures contracts is limited to the amounts reflected in the Company's statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company is engaged in trading and brokerage activities in which counterparties include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

14. Estimated Fair Value of Financial Instruments

In accordance with the provisions of FASB's codification on fair value measurements, the Company discloses fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. Securities owned and securities sold, not yet purchased, are already recorded at fair value. The recorded values of all other financial assets and liabilities (consisting primarily of receivables from and payables to brokers-dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest receivable, and interest payable) are considered to approximate fair values due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

From time to time, the Company has cash and certificates of deposit at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

15. Leases

The Company is obligated under a noncancellable lease agreement for its office space, which expires on September 30, 2016. The lease provides for payment of specific amounts subject to escalation based on certain operating costs. The Company, in turn, sublets a portion of this office space under a sublease agreement, which also expires on September 30, 2016.

Future annual minimum lease payments under the lease agreement are as follows:

2012	$ 334,718
2013	334,718
2014	334,718
2015	334,718
2016	251,037
	$ 1,589,909

The lease commitment is collateralized by a $74,196 letter of credit in favor of the landlord, which is secured by a certificate of deposit and included as such on the statement of financial condition.

The sublease agreement is collateralized by a $57,148 security deposit paid by the subtenant and held by the Company.

16. Concentration

The Company conducts substantially all of its trading activities with its clearing broker, which acts as principal on all transactions.

17. Clearing Agreement

The Company has entered into an agreement with another broker (clearing broker), on a fully disclosed basis, to clear, finance, and act as principal with respect to the proprietary accounts of the Company for the purchase and sale of transactions issued or fully guaranteed by the United States government and its agencies. As part of the agreement, the clearing broker settles contracts and transactions in securities and engages in all cashiering functions, including receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and is responsible for the receipt and distribution of interest and principal payments. The Company is required to maintain a balance of not less than $25 million with the clearing broker.

18. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 17 CFR 402.2 of the Department of the Treasury, which requires a government securities broker-dealer to maintain specified minimum liquid capital. In accordance with the rule, the Company is required to maintain minimum liquid capital equal to the greater of the amount of liquid capital necessary to exceed total haircuts by $100,000 or 120% of total haircuts. At December 31, 2011, the Company had liquid capital, as defined, of $28,464,888, which exceeded the required minimum liquid capital of $18,900,000 by $9,564,888.

19. Subsequent Events

The Company has evaluated subsequent events through February 20, 2012, the date the financial statement was available for issuance.

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The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

To the Members and Board of Managers
Langdon P. Cook Government Securities, LLC

We have audited the accompanying statement of financial condition of Langdon P. Cook Government Securities, LLC (the "Company"), as of December 31, 2011, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Langdon P. Cook Government Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



New York, NY
February 20, 2012

LANGDON P. COOK
GOVERNMENT SECURITIES, LLC

100 PARK AVENUE
NEW YORK, N.Y. 10017
212-661-9292
FAX: 212-661-9314

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

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